J.P. Morgan Securities LLC
383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.

745 7th Avenue
New York, New York 10019

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

March 1, 2021

VIA EDGAR

Mr. Chris Edwards

Securities and Exchange Commission

Office of Life Sciences

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7553

Re:         InnovAge Holding Corp.

Registration Statement on Form S-1 (File No. 333-252853)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of InnovAge Holding Corp. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on March 3, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 24, 2021:

(i)	Dates of distribution: February 24, 2021 through the date hereof.
(ii)	Number of prospectuses distributed: a total of approximately 2,918 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.

GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the Underwriters

By:	J.P. MORGAN SECURITIES LLC

/s/ Alejandra Fernandez
Authorized Signatory

By:	BARCLAYS CAPITAL INC.

/s/ Victoria Hale
Authorized Signatory

By:	GOLDMAN SACHS & CO. LLC

/s/ Elizabeth Wood
Authorized Signatory

By:	CITIGROUP GLOBAL MARKETS INC.

/s/ Dean Poniros
Authorized Signatory